Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: May 22, 2006

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006 and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Share Listing Prospectus is available on the AFM’s website at www.afm.nl, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

MITTAL STEEL COMPANY PRESS CONFERENCE

MAY 19, 2006

CALL PARTICIPANTS

•	Lakshmi Mittal	Mittal Steel Company, Chairman and CEO
•	Aditya Mittal	Mittal Steel Company, President and CFO
•	Roeland Baan	Mittal Steel Europe, CEO
•	Peter Marsh	Financial Times
•	Angela Jameson	The Times
•	E. Singh	BBC
•	Roger Manset	Steel Business Briefing
•	Anshuman Daga	Reuters
•	Jason Singer	Wall Street Journal
•	Yamin Stockher	Dutchman and Shorgrady
•	Chris Berman	Participant

PRESENTATION

Unidentified Speaker: Ladies and gentlemen thank you very much for coming to today’s press conference. I think there’s probably little need for me to introduce the speakers to you again but I will just in case.

Recognize Mr. Mittal, Chairman and CEO of Mittal Steel Company. Beside him is Aditya Mittal, President and CFO of Mittal Steel Company and beside him on the far right Roeland Baan, Chief Executive of Mittal Steel, Europe.

The presentation today will be given by Mr. Mittal and then Aditya Mittal. So I have the pleasure in passing over to Mr. Mittal.

Lakshmi Mittal: Good morning ladies and gentlemen. Thank you for coming along today. It’s looks to me that these press conferences are becoming a regular event in this Mittal Steel and Arcelor transaction.

I don’t think you will disagree, though if I say that the new development most important development since we first announced our transaction on 27th of January. It’s almost four months we announced our transaction and today’s developments are the most important.

This morning, we have announced some very material revisions to our offer. The key features of this are significant increase in both the cash and equity elements as well as material corporate governance changes. Offer value Arcelor at 37.74 Euros per share based on Mittal Steel’s 18 May share price, a premium of 34% over the previous offer upon launch, 70% over the 26 January 2006 that is pre-announcement Arcelor closing price.

Offer values Arcelor 41.49 Euros based on Mittal Steel’s one month average share price, increase of 9.5 Euros per Arcelor share in implying total equity value for Arcelor at 25.8 billion Euros. Total cash consideration of 7.6 billion Euros, an increase of 57%.

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And finally, adoption of 1 share 1 vote structure. These revisions present Arcelor shareholders with a very compelling offer which represents a 70% premium over the 22 Euro value of the shares on January 26th, the day of our launch.

As I said back then, this transaction is grounded in my vision that the steel industry needs consolidation and that the combination of Mittal Steel and Arcelor is a uniquely complimentary and powerful one.

From the outset investors responded very positively to the industrial rational of the merger as evident in this strong upward move in share prices of both companies and the sector more generally. My belief in this vision remains as positive as ever and today’s revisions reflect my absolute determination to bring this transaction to a successful completion. These revisions are result of improved prospects in the global steel industry and the continued belief that the consolidation will fundamentally alter the value landscape of the global steel industry. I am very pleased that I am able to stand before you today 24 hours after our offer has opened yesterday.

Now, however, with our offer now revised it is appropriate to turn our full attention to discussions with Arcelor shareholders who, after all, are the key decision makers. We have had numerous discussions during this period with Arcelor shareholders. They have been enthusiastic from the outset about the industrial logic of the deal.

We will now accelerate our move towards a successful conclusion of this transaction. I believe that will be in the interest of all stakeholders in both companies, no legitimate interest is served by further delay.

With respect to discussions with Arcelor as we have announced previously if our offer is recommended by the Arcelor board, the proposals we made on the Board and management composition remain obviously valid.

Now I will hand over to our Aditya who will provide more detail on today’s announcement. Thank you.

Aditya Mittal: Good afternoon. I will take a couple of minutes and walk you through the details of our announcement this morning.

Clearly my presentation today will contain forward-looking statements and please go through the disclosure at your convenience.

In terms of the agenda I’m just going to present the revised terms of the offer why we believe this is a great, tremendous value for us and our shareholders and the transaction highlights.

In terms of the announcement this morning, as you know from our press release we have significantly increased both the cash and share portion of the deal to a total price of 37.74 as of yesterday’s close. This is basically an exchange ratio of one Arcelor share for one Mittal Steel share plus 11 Euros and ten cents in cash.

We continue to have both offers open for all cash and all shares. The shareholders have the right to choose a form of consideration whether all cash or all shares but are subject to proration limits of 29% in cash and 71% in terms of shares.

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You’ve already heard of the significant premiums being offered to Arcelor shareholders, 70% over the pre-Arcelor price of Arcelor and interestingly 110% over the 2005 average. More importantly, if you were to base our revision based on the one month average price of Mittal Steel you would get a revised offer price of 41.5 Euros. These Arcelor premiums are not calculated on 41.5 Euro price but that’s what it would be worth assuming the one month average of Mittal Steel stock.

In terms of corporate governance, as you know we have announced significant changes to the proposed governance structure of the combined group. A key feature is that now we only have one class of shares and all shares count equally regardless of any holding period, i.e. one share, one vote.

In terms of the composition of the Board, the key features are that it will consist of 14 members, the majority of whom will be independent. All directors will stand for three year terms. The specification of the current structure for directors have terms ranging from one to three to five years at Mittal and Arcelor.

Another feature of this change is that we’re automatically removing the right of Class B shareholders of Mittal Steel to make binding nominations at future AGMs.

Let me just quickly talk you through the value proposition. The slide of Arcelor share price has a very simple but possible story. The share price begins in December ’99 and [inaudible-highly accented] till about 18 February 2002 ended in a three-way merger with Arcelor and then you can see that it traded throughout this period at a price which is less than 20 Euros.

As I said earlier, 2005 average our trading price of 15 to 16 Euros. Our offer to the level of Arcelor new high – to new price level in the 30s this takes it to a 70% price of an all time high. Clearly, a very attractive proposition for Arcelor shareholders and our shareholders. I’ll get back based on the presentation as to why it makes sense for Mittal Steel shareholders as well.

In terms of delivering additional value this implies 10.5 billion –- 10.4 billion to be accurate of value created for Arcelor shareholders in our announcement. We can see the progression in terms of improvements in the value we have provided.

Just to put in to context the value creation of 10.4 billion is quite dramatic considering the overall market capitalization of Arcelor which was 14.8 before the offer was announced and that was 70% as you can see based on the all time high price of Arcelor on 26th of January 2006.

This chart basically shows that Arcelor will own 49% of the combined company and receive 7.6 billion Euros and cash.

In addition, our free flow gets expanded from 11% of Mittal Steel today to over 50.6%, which is quite significant. This should improve the liquidity of our shares and further improve the re-rating story underpinning our shares.

Let me just walk you through the transaction milestones. The key message of this slide is that we announced our offer in January. We have devoted a great deal of time and discussions with regulators, shareholders and other stakeholders. As you know, the current offer has been approved by four of the six regulators. We expect the SEC and the [CNV] to approve it shortly. The offer period is open till June 29th and the close might be slightly extended because of the revisions of this offer we intend to issue a prospectus supplement to take care of the revision.

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We have U.S. and EU anti-trust clearance with or without Dofasco. The EU process is underway. We expect a decision on the 7th of June. We have presented a detailed industrial plan to various stakeholders, the constructive dialogue is ongoing with various governments. We’ve also shared the industrial plan as you know with Arcelor last week. Our bank financing is in place supported by 14 banks and we’re engaged in a dialogue with the rating agencies.

Let me walk you through the positive steel industrial outlook. I think this is very important as this has been a key factor in our revision of our offer primarily because of the great confidence we have in the outlook for the global steel industry.

Generally, the price recovery is confirmed driven by strong demand globally. We expect further price increases, positive price prospects in the U.S. and EU as real demand continues to improve and entry levels remain below average.

Asian markets, an improvements are expected to continue in the second and third quarters and demand is expected to be strong in all three regions.

In terms of particular price developments, our flat product prices are expected to increase in Europe and North America by 20 to $30 in the second quarter and further upside of up to $30 in the third quarter.

Flat product prices in Asia are expected to increase by over 50 to $60 in the second quarter and more to come.

In terms of long product prices many of the price increases are occurring in Europe but price increases is expected to be nearly $30 in the third quarter.

I would caution you that price increase impact in the P&L is with the one quarter lag so second quarter price increase gets reflected in third quarter earnings and the third quarter price increase in the fourth and as you know we have certain contract customers, so not all of it gets reflected in the P&L but it’s based on how much, what exposure we have in these various markets.

Let me talk to about the second key reason why we revised our offer and that is our firm belief that consolidation will lead to re-raising of the global steel industry. We believe this is the best transaction to jump start consolidation in the global steel industry. We have spent the last 110 days talking about the Arcelor transaction to various stakeholders and their belief has gotten strengthened every single day we were talking about the Mittal Steel/Arcelor combination.

We strongly believe in the re-raising potential of both the companies and this graph provides you wit the sense of what a reduced cyclicality and larger sized company can do in terms of benefiting from higher multiples.

We also believe that companies with strong returns, leading market positions, attract premium market valuations. Mittal Steel is generating strong returns of the cycle due vertical integration, diversified asset base and a stronger prospects in emerged markets.

Let me very quickly conclude then. Let me just summarize. The increase we announced this morning is 6.2 billion Euro increase. It’s 10.4 billion Euro increase compared to the value of Arcelor’s since January 26th. Corporate governance is one share one vote with an expanded Board. We will become

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the undisputed global market leader. We believe there is significant synergy potential in this transaction. We talked to you about the quantified synergies. We have not talked to you about the un-quantified synergies. We still believe there’s significant un-quantified synergies in the Mittal/Arcelor combination. The growth and value combination opportunities are maximized. We intend to build a steel company of 150 to 200 million tons in the next five to ten years.

We talked about the [EU] rating potential. This transaction is accretive including synergies 2006, 2007, 2008 for Mittal Steel shareholders based on our best forecast at this point in time and then lastly it’s extremely positive for all stakeholders and in our minds, an unbeatable value proposition.

QUESTION AND ANSWER SESSION

Unidentified Speaker: We’d now like to open up the floor for questions. Matthew?

Unidentified Audience Member: [inaudible-microphone inaccessible].

Lakshmi Mittal: You know Matthew we announced this transaction on 27th of January. So for almost four months we have been working with the regulators and various stakeholders and we have also been meeting all the employees. We have also been talking to the shareholders and also been trying to talk to the management of the company and it has almost taken four months and the good news is that yesterday the offer got officially opened and we do not want to further delay the decision of the shareholders and today is the right time to announce increase in the value and the corporate governance.

At the same time, you have seen how the industry has also improved in view of consolidation. We have seen strongly the results of Q1 of Mittal Steel and Arcelor. We’ve also – the steel industry has also seen the highest growth –- you’re going to see highest growth in this year about 4.7, 4.8% which is very high growth and we believe the future is excellent, strong outlook what Aditya has explained and today is the right time to announce the offer and take it to the shareholders.

Aditya Mittal: Could I just add one point? Technically, if we were to revise our offer before it could have delayed the offer opening because it has taken 110 days for the regulators approximately to approve the offer which was announced on the 27th of January and by changing terms 24-hours it’s a prospectus supplement versus a new prospectus. So it’s the right time from the regulatory point of view to announce your visions.

Unidentified Audience Member: [inaudible-microphone inaccessible].

Lakshmi Mittal: No, after yesterday the offer got officially launched. We had our board meeting and we discussed the various situation with our board of directors and we also consulted with our advisors to [inaudible-highly accented] planning going forward and the board felt that it was time to announce the revised value and the revised corporate governance.

Unidentified Audience Member: [inaudible-microphone inaccessible] think about per share – the [inaudible] that you retain based on [inaudible-highly accented] what would be your shareholders?

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Aditya Mittal: It would be 45% even if the cash element is taken in full. The cash element is restricted because of proration to 29% over the overall offer and the 45% represents voting and economic and this is used as a full take out of the tender on Arcelor’s side.

Unidentified Speaker: Chris?

Unidentified Audience Member: [inaudible-microphone inaccessible] One question with regard to [inaudible] offer. Are you – have to approach in the capital markets for [inaudible-microphone inaccessible] sell some of its assets beyond what the U.S. or Europe might require [inaudible-microphone inaccessible]?

Aditya Mittal: The good news is no. The transaction was refinanced. It was financed last night. It’s incremental financing which was put in place. As I mentioned earlier, we have 14 banks who are participating in this financing of ours.

We also believe that the additional cash that we are offering Arcelor shareholders does not impact our ratings. Our credit is reaffirmed. If you look at gearing it’s still at 40% which is much more – which is less geared than Arcelor would be standing on one basis to do the tender offer et cetera, et cetera. So a very strong balance sheet, good credit terms and the ability to continue to grow.

Unidentified Audience Member: [inaudible-microphone inaccessible].

Lakshmi Mittal: Well, since we announced this transaction we have been meeting all day government and advisors of the government and our advisors and our colleagues, my colleagues have been in constant dialogue with all the governments.

We have been able to present our industrial logic which runs in more that 100 pages and we have been in constant dialogue with them. If you look at the Belgium government they have already come out with their findings which is very good news for old transaction. They believe that it has a stronger industrial logic and it is a very pivotal proposal and it is good for the global consolidation. So, wherever the dialogues have concluded, have concluded very favorably. So very soon I hope that we’ll have the conclusion from other governments.

Unidentified Audience Member: [inaudible-microphone inaccessible].

Lakshmi Mittal: If you look at Luxembourg, electric supply -—

Roeland Baan: If you look at the history since we launched the offer then you see indeed there was strong reaction in the beginning and the tone has completely changed and if you now listen to the latest remarks have been from both Luxembourg and the French government, it was very clearly in the end the shareholder will decide. That was our position – that [leaves] that position, which is a neutral position which we are quite satisfied.

Unidentified Audience Member: [inaudible-microphone inaccessible] think the EU is going to rule on this? What’s your expectation? What you’re message to them?

Lakshmi Mittal: The EU has announced that by June 7th they will come out with their conclusion and we are expecting a very satisfactory conclusion on this EU ruling. We may have to divest some of the assets but we are in constant dialogue with them and Roeland has been leading this process with them.

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Unidentified Speaker: Peter?

Peter Marsh: Thank you. Peter Marsh, Financial Times. Up to now you’ve always been very keen that your voting rights should not drop below 50% but now you say you’re okay at 45%, you’ve already conceded on the one vote one share. What really persuaded you to change your mind on this?

And secondly, are you penciling in now in your diary a meeting with Mr. Kinsch and Mr. Dolle?

Aditya Mittal: What was the second question?

Peter Marsh: The second question is are you thinking now you will get your much discussed meeting with Mr. Kinsch and Mr. Dolle?

Lakshmi Mittal: When we met last time we have explained that how family has been very forward looking. On the announcement of this transaction we reduced our voting rights from ten to one and from ten to one to two to one and I had not ruled out that when there are growth strategies we will look at further reduction.

In view of what we have paid in view what we are seeing the growth potential and the value creation between the combination of these two companies the family decided to bring it down to one share one vote. So this is a change. So it clearly shows that Mittal family is ready to change when there is a right fortunately and so do I hope that Arcelor management will also change when they see the right opportunity.

Peter Marsh: On the meeting are you –- I think the Arcelor board is discussing this weekend that board will respond. Would you hope to get this meeting which you talked about for some time where you sit down with them and when would you hope to do that?

Lakshmi Mittal: This morning I made a first call to Mr. Kinch and I informed him of our decision which the board put last night on the change in the value and the change in the voting structure and I have encouraged him to start dialogue with us he told me that I’m going to have a board meeting on this Sunday and I hope that with these changes what we have announced today we will be very soon engaged in dialogue with Arcelor management and dialogue both and sooner we start the better it is.

Unidentified Audience Member: [inaudible-microphone inaccessible] there was very strong [inaudible-highly accented] that if they went ahead with the buyback you would dilute your cash. You’ve dropped all that now have you and are you worried that it will be a scorched dirt by the time you get there?

Aditya Mittal: As we said earlier the buyback of sell tender is interesting but financially irrelevant because our tender offer adjusts for this buyback. That stays today is well as we go ahead with this buyback. The tender offer or the cash portion would adjust based on the amount they pay to shareholders. What’s important to recognize is that the additional dividend that they are paying on the 29th of May and the sell tender is basically a prepayment to their shareholders of our offer. Arcelor did not plan on doing these before. Historically they’ve had a simple dividend policy and all of this is just a prepayment of our offer. So the shareholders of Arcelor clearly already benefiting from our approach.

Unidentified Speaker: Angela?

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Angela Jameson: Hello. Angela Jameson from The Times. This is such a significant premium, are you concerned that it smacks of desperation and what happens to Mittal if you don’t manage to combine with Arcelor?

Lakshmi Mittal: Well this is not any desperation or anything. We think that we have to take this new value proposal to the shareholders. Here we have made significant improvement to our proposal which shows clearly that it’s our belief that consolidation is very important for the industry. This kind of consolidation will continue to create value for the shareholders. In our proposal you will see that we have offered one share –- one Arcelor shares plus cash which mean that we believe that shareholders would like to participate in the growth and the future of the steel industry.

Aditya Mittal: In terms of Mittal Steel, we have been talking for a long time in terms of our growth initiatives. We have very exciting plans on a global basis both in Central Europe, in terms of mining and what we’re doing in the U.S., in terms of capturing synergies and what we’re doing in other parts of the world. Some of this is in our annual report which is on our website, more of this will be detailed very shortly to our investors so they’ll get a sense of the standalone value plan or value of Mittal Steel.

E. Singh: Hi there. This is E. Singh from BBC. Previously when you were talking to one of the reporters you’ve indicated that you would not really consider revising the bid unless it received a rather positive indication from Arcelor that they might react positively so what does this say in light of today’s revised offer?

Lakshmi Mittal: We expected that we would have a recommended transaction from Arcelor board and that would provide us opportunity to increase the bid. But it’s almost one month before we wrote to Arcelor to start dialogue up and we have not made significant progress so we have felt that it is time for us to take this most compelling offer directly to the shareholders and I hope that based on this compelling offer when the Arcelor board meets on Sunday, they decide in favor of this transaction and sit down with us for recommendation.

Unidentified Speaker: Roger?

Roger Manset: [Roger Manset] from [Steel Business Briefing]. I’m interested in the industrial logic of the proposed transaction. If you succeed you will have 10% of the steel industry, about and even if you increase your production capacity over the next five to ten years it will still remain at around 10%. The analysts that I’ve spoken to say that to reduce the cyclicality in the industry you would need three or four companies of your size. What’s your comment to that?

Lakshmi Mittal: If you look at the steel industry it has already made a lot of progress since 2002 and we have seen the results of whatever consolidation we have seen in the year 2005. We have seen this in 2006 whenever there has been softness in the market, steel industry responded very quickly because it has started consolidating. In Q2 of last year the major producers in the world announced production cut to have a regular supply demand. Better balance in the supply and demand. So we are seeing the benefit and you are right that we need three, four companies to have the similar capacities like Arcelor, the more the better but I think we are making –- we are playing a leadership role here as the first company to be in that range and I hope that they soon want this transaction successfully done we will see many more such transactions toward consolidation of the steel industry.

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Unidentified Corporate Representative: Matthew?

Unidentified Audience Member: Just a few questions if I may. This increased offer has come after equity market has fallen quite sharply in the last week. I just wondered how that has affected your plans and basically this announcement as an increased offer?

Aditya Mittal: And what’s your next question?

Unidentified Audience Member: On anti-trust issues, reading your lengthy prospectus yesterday, I noticed that you might have –- you suggested selling one of your North American steel mills if you couldn’t unravel Dofasco. I wondered maybe you could tell us which one it was and also, just to see if [Kiss and Crook] would be interested in that alternative should you be blocked in selling it -– blocked in buying Dofasco.

Aditya Mittal: Okay, in terms of the equity markets last week, clearly there is some nervousness. We don’t see nervousness in the steel industry on a global basis, we see quite the opposite, we see fundamental strengthening, both demand and price.

In terms of did it have any impact in terms of our decision-making? Our decision-making was not based on yesterday’s close or the close of last week. It was based on fundamental values between Arcelor and Mittal Steel. We looked at 12 month averages, six month averages, last one month as well and we came to the determination that this is a tremendous offer for Arcelor shareholders, an offer which they should take up and encourage their board to quickly sit down with us. We’re seeking a recommendation so that we can agree management and vote composition, not on value because we believe the value is compelling. And as a result we have made this proposal.

We want to reduce the time that this offer will take so we can move expeditiously to close this transaction and capture the synergies. So it was not based on what’s been going on, rather based on the fact that we fundamentally believe in the strength of the steel industry and the strength of this combination.

In terms of your questions on our anti-trust filings, you’re right, there is a North American divestiture proposal in case we are unable to divest Dofasco. We continue to believe that we will be able to divest Dofasco. But in the environment where we cannot, we have identified certain facilities.

I did say in an investor call that these facilities are not in the Chicago Great Lakes area. So you can make your own judgment as to which these facilities might be. But we cannot, at this point in time, disclose what they are.

Unidentified Audience Member: Are they interested in those assets as well or –- or are they just interested in the Dofasco.

Aditya Mittal: I think they’re interested in expanding in North America. They made that very clear. And clearly Dofasco was one entry point. Our assets in America were not an entry point because we were not and are not for sale, but perhaps in a remedy situation some assets of ours could be of interest to them.

Lakshmi Mittal: But we are still committed to sell Dofasco to [inaudible – highly accented]. We have an agreement with them. This is all in case [environment] does not permit us to do.

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Unidentified Corporate Representative: Following up on that –-

Lakshmi Mittal: Because you look at [Pisan] shares, they jumped up this morning on hope that it will happen. Begin 4.5% this morning.

Jason Singer: Jason Singer, Wall Street Journal. Your offer to move the headquarters in [down south] to Luxembourg, could that still be withdrawn if you never receive a friendly deal. And if not, then what carrots do you still hold out to try to get a friendly deal out of Arcelor?

Lakshmi Mittal: We have a commitment to move to Luxembourg irrespective of friendly or recommended or non-recommended transaction because this is a commitment to the shareholders of the company that we will have our headquarters moved to Luxembourg, subject to certain discussions, ongoing discussions.

I think the –- what we are offering to Arcelor management that in case we have a recommended transaction –- anyway value proposition we have already made a very compelling value position. What we have said that in case of recommended transaction, we will have 14 board members and with six members will come from Arcelor and six members would come from Mittal Steel and two would be the representative from the independent board members could come.

Plus they’ve also said that we will also share the management together. This is only valid in case of a recommended transaction. So I hope that they realize that in the interest of 100,000 employees of Arcelor and 220,000 employees employees of Mittal Steel, it is in the best interest and also in the interest of the senior management 350 in Arcelor and much more in Mittal Steel, it is interest of them plus all the stake holders, the governments and all other suppliers and customers, we should have a friendly discussion.

Anshuman Daga: Anshuman from Reuters. I just wanted to ask you, you’ve said that you had spoken to the Arcelor officials, what has been the response from them this morning when you gave the terms, the new revised terms.

And also, secondly, you’ve said previously that this is the final offer, I mean we had so many stories about that and now you’ve revised the offer. Now, is this the final offer or is there a chance that perhaps you could revise it further?

Lakshmi Mittal: This morning when I made the call, Mr. Kinsch heard me very patiently and he said that he has a board meeting on Sunday and he will come back with the board’s decision on Sunday, perhaps he is waiting for the shareholders to call him to make sure that there is a friendly discussion.

And second -– what is second question?

Roeland Baan: Was this the last one?

Lakshmi Mittal: This is the most compelling offer you have ever seen.

Anshuman Daga: That’s right, but even last time it seemed to be a very compelling offer.

Lakshmi Mittal: Last time I think it was the best offer, not it is the most compelling offer. Now in the compelling offer, you’re compelled to accept. In the best offer you have a chance to better it.

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Anshuman Daga: But is this –- can you say that you are not willing to raise the offer again or is there is any [inaudible].

Lakshmi Mittal: As I’ve said, that this is the most compelling offer for the shareholders, we are taking it to the shareholders because we thought that we would have the compelling offer with the recommendation which has not happened. So now for discussion, friendly discussion or no discussion, at least we have put the most compelling offer to the shareholders.

Anshuman Daga: And also the question that asked about Arcelor, you said you have -– you have spoken to them and you said you’ve come back. I mean did he – what exactly did he tell you, the Arcelor official, that would he come back to you on Sunday and give a decision because till now you’ve been saying that they have not been responding to your calls to fix up a board meeting. So what is their reaction to the new revised offer?

Lakshmi Mittal: I have to be very careful because I want to be quoted correctly. He said he will put it to his board and the board decision will be informed to us the following week.

Unidentified Audience Member: Can I ask a question about the possible impact on jobs and redundancies, can you offer any sort of guarantee to European American steel workers that no jobs will be lost as a result of this proposed take over.

Lakshmi Mittal: We have said in our initial offering document also that we will honor all commitments of Arcelor in terms of jobs, growth and investment which means there will not be any retrenchment or lay off arising out of this combination. And whatever commitments Arcelor has made will be fully honored. There were no additional job cuts.

Yamin Stockher: Thank you. [Yamin Stockher, Dutchman and Shorgrady]. Two questions. First on a technical point. How is it exactly you work? You –- the cash share of the offer can only take 29.4%, is that on a first come first take basis or would it be divided under all [cover service], a.

Second question, the announcement you made today seems to be attributed to the negotiation tactics of Arcelor and –- well, doesn’t really compel them to come forward and talk to you, but to hang on a bit longer to see whether there’s more to be had.

Do you really that this is a way to get them on the table?

Lakshmi Mittal: Want to answer the first one?

Aditya Mittal: Sure. In –- technically in terms of the proration, you’re absolutely right in the sense that once all the shares are tendered, based on what the acceptances are, if there is a difference we will prorate to 29% cash and 71% shares.

The important thing to recognize though is we had this proration mechanism in January 26. That time it was 25/75. But interestingly the value of the share component was always, for the last four months, more value than the cash component. Because shareholders recognize the benefit of consolidation, the benefit of the synergies and they want to participate in the new company rather than selling for cash. Its too early to say whether we will see the same phenomenon here, but we would expect that people would begin to realize the shares and the combined entity are much more valuable.

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Lakshmi Mittal: On the second question. I think this is, the offer is open yesterday, but time is ticking. So I do not think that it is in the interest of the shareholders that Arcelor should hold on further. Now is the time for Arcelor management to decide.

Unidentified Audience Member: You have made some changes on corporate governance, have you decided whether you would be happy to split the roles of chairman and chief executive and let somebody else do one of those jobs?

Lakshmi Mittal: Kinsch has not asked me this question yet, so I will wait for his question. We will have a dialogue with them then we’ll come to some conclusion.

Chris Berman: [Chris Berman] [inaudible – microphone inaccessible] I remember that the – I’ve heard of the Polish authorities have said that they might want Mittal Steel to sell some of its assets in Poland, if –- for this deal to happen. What I’m interested in knowing is, would they be able to sell off a part of PHS because, if I remember correctly, and correct me, PHS was sold as one unit.

My other question concerns the tender, or the bid that’s out at the moment. When will you get an indication of what [sentiment] is? Will it happen during the entire time that the bid is open, or will you only know at the end of the day? When the big closes that is, the forma offer.

Roeland Baan: On the first part of your question, the competent competition authorities are in Brussels. So it is, Poland is part of the EU and the commission is looking at compelling competition issues and we’ll take into account the specific concerns of any country.

In that case, in this case specifically, the commission has to take into account the Poland position and potential remedies will be taken into account there. But there is, in principal, nothing that affects that market. There’s no competition issue.

Aditya Mittal: Just – and you’re also right, that PHS was sold as one unit. The government still has a shareholding in PHS, now renamed it to [Steel Poland], but we have an option agreement on that. So it –- which will become effective in 2007, so for all practical purposes we own all the shares in Mittal Steel Poland and there are maybe 2% shares outstanding with employees and others.

Unidentified Audience Member: In the sale purchase agreement, was there any point in the sale purchase agreement that said you have to hold it as one unit for a certain amount of time regardless of whether your space increases or not?

Aditya Mittal: There is a business plan which has been agreed with the EU and the Polish authorities which talk about what the company should do in terms of investment and things like that. So it’s a dialogue and I mean it’s a long contract, so maybe you could have the legal interpretation that it should not be divested, or you could divest and that’s a discussion we have not had because it is not important to this process.

In terms of the tender offer, just to be clear, the tender offer which is open now is based on the old pricing. So the process now is we go back to the regulators on a global basis and approve the new terms of this offer.

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Since they have approved the whole prospectus, this is going to be a prospectus supplement and this should happen soon, and, therefore, there will be new tender which will be announced and it will be new time line associated with that tender.

And my expectation is that normally you’ve seen these circumstances, shareholders begin to tender towards the end.

Unidentified Audience Member: But in any sense, that being true, when [inaudible – microphone inaccessible] will you get an indication of what the sentiment is towards your offer? Will you get it only at the end or –-?

Aditya Mittal: Physically tendering? Yes, towards the end. But you would have a good -- I think after having discussions with all shareholders and understanding the industrial logic, the value proposition as we said, is compelling. So that’s the best form of indication. Just looking at how the securities are trading.

Unidentified Speaker: Okay, thank you very much.

Roeland Baan: Thank you.

Lakshmi Mittal: Thank you. Thank you very much.

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